# SEC Schedule 13D/A (Amendment No. 5) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Palladyne AI Corp., CIK 0001826681
CUSIP: 80359A205
Title of class of securities: Common Stock, $0.0001 par value per share
Address of issuer's principal executive offices: 650 SOUTH 500 WEST, 650 SOUTH 500 WEST, SALT LAKE CITY, Utah (UT), 84101
Date of event which requires filing of this statement: 11/06/2026
Amends the filing with accession number 0001594543-24-000003
Filed by CIK 0001594543
Persons authorized to receive notices and communications: WILLIAM KERBER, 3917 NE 104TH, OKLAHOMA CITY, Oklahoma (OK), 73131, 405-373-6600

## Reporting persons
- KERBER WILLIAM XAVIER III (CIK 0001594543): type of reporting person: individual (IN); citizenship or place of organization: Oklahoma (OK); source of funds: personal funds (PF); sole voting power 2,049,842; shared voting power 450,000; sole dispositive power 2,049,842; shared dispositive power 450,000; aggregate amount beneficially owned 2,499,842 (4.9% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.0001 par value per share
Name of issuer: Palladyne AI Corp.
Address of issuer's principal executive offices: 650 SOUTH 500 WEST, 650 SOUTH 500 WEST, SALT LAKE CITY, Utah (UT), 84101

## Item 2. Identity and Background
Name of person filing: William Xavier Kerber III
Residence or business address:
3917 NE 104th ST
Oklahoma City, OK. 73131
Present principal occupation or employment:
CEO Human Mode LLC
3917 NE 104th ST
Oklahoma City, OK. 73131
Criminal convictions in the last five years: During the past 5 years, Mr. Kerber has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the past 5 years, Mr. Kerber has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding such person was or is subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: United States

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: Personal Funds

## Item 4. Purpose of Transaction
Purpose of transaction:
Mr. Kerber purchased the Issuer's Common stock as an individual for the purposes of investment. Since the filing of the last amendment dated May 13, 2026 Mr. Kerber has made the following changes to his holdings of the Issuer's Common Stock:

*Purchases of 133,528 shares owned directly by Mr. Kerber.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
As of the date of this Amendment No. 5 Mr. Kerber beneficially owns an aggregate of 2,499,842 shares or 4.9% of the Issuer's Common Stock. The beneficial ownership percentages used in this Schedule are calculated based on the 51,381,117 shares of Common Stock disclosed in the Issuer's 10-Q filing dated November 10, 2026.

This beneficial ownership consists of:
* 2,049,842 shares of Common Stock held directly by Mr. Kerber
* 450,000 shares of Common Stock held indirectly through the Vincent Kerber Irrevocable Trust, Katheryn Kerber Irrevocable Trust and Chi Kerber Irrevocable trust, where he serves as an advisor.
Number of shares as to which each person has sole or shared power to vote or dispose:
As of the date of this Amendment No. 5 Mr. Kerber has voting and dispositive power of 2,499,842 shares or 4.9% of the Issuer's Common Stock. The beneficial ownership percentages used in this Schedule are calculated based on the 51,381,117 shares of Common Stock disclosed in the Issuer's 10-Q filing dated November 10, 2026.

* Sole voting and dispositive power of 2,049,842 shares of Common Stock held directly by Mr. Kerber.
* Shared voting and dispositive power of 450,000 shares of Common Stock through his advisory role to the Katheryn Kerber, Vincent Kerber and Chi Kerber Irrevocable trusts.
Transactions in the class effected during the past sixty days:
Date Transaction Shares Price
11/06/2026 Purchase 133,528 $2.82
Other persons with the right to receive dividends or sale proceeds: The trustees of the three trusts listed in section 5(a) have the power to direct the receipt of dividends from or the proceeds from the sale of the Issuer's Common Stock held within those trusts. These three trusts hold less than 5% of the issuer's Common Stock.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class:
On November 10, 2026 Mr. Kerber ceased to be the beneficial owner of five percent or more of the Issuer's Common Stock based
on the total share count disclosed in the 10-Q filing released on that date.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: As of the date of this Amendment, Mr. Kerber is not involved in any contracts, arrangements, understandings or relationships related to any securities of the Issuer.

## Signatures
- KERBER WILLIAM XAVIER III: WILLIAM XAVIER KERBER III, WILLIAM XAVIER KERBER III (11/13/2026)